Exhibit 99.1

Ferrari to resume production
in Maranello and Modena as of 14 April 2020.

Maranello, 27 March 2020 - Ferrari N.V. (“Ferrari” or the “Company”) (NYSE/MTA: RACE) announces today that subject to supply chain continuity it now plans to resume production as of 14 April 2020.

All activities that can be conducted in smart working will continue to be performed as has been the case in recent weeks. The Company will continue to cover all days of absence to those unable to take advantage of this solution.

Given the huge uncertainty and lack of predictability that the Covid-19 has created, the Company is taking all appropriate actions to assure the wellbeing and welfare of its employees and that are deemed to be in the best interest of all stakeholders. The Company anticipates that it will be in a position to provide further financial guidance to the investment community during its first quarter earnings’ call on May 4, 2020. It remains confident that in view of its brand equity, strong balance sheet and sound business model it will continue to create value for all stakeholders beyond the near term uncertainties.

For further information:
Ferrari Press Office
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number:
64060977